

ENVIRONMENTAL LEADERSHIP

03 DEC -2 AM 7: 21

09 October 2003

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

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03037829

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel   0121 722 4000
Fax   0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax   44 121 722 4290
Our Ref MLW

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange
Announcement released earlier today.

Yours faithfully,

Michelle Woodall
Senior Company Secretarial Assistant

Encl.

SUPPL

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

Registered in England & Wales
Registration No. 2366619

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company Severn Trent Plc	2. Name of director Mr J K Banyard
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest In respect of Director named in (2) above	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Mr J K Banyard
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary Re-investment of dividend in Single Company ISA

7. Number of shares/amount of stock acquired 146	8. Percentage of issued class 0.00004%	9. Number of shares/amount of stock disposed N/A	10. Percentage of issued class N/A

11. Class of security Ordinary shares of 65 5/19 pence each	12. Price per share £6.635	13. Date of transaction 1 October 2003	14. Date company informed 8 October 2003

15. Total holding following this notification 23,166	16. Total percentage holding of issued class following this notification 0.0067%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification Peter P Davies (Company Secretary) Date of notification _____ 8 October 2003 _____

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring; UK Listing Authority

www.severntrent.com

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company Severn Trent Plc		**2.** Name of director Mr B Duckworth	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest In respect of Director named in (2) above and his spouse		**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Mr B Duckworth - 129 shares Mrs S Duckworth - 54 shares	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A		**6.** Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary Re-investment of dividend in Single Company ISA	
7. Number of shares/amount of stock acquired 183	**8.** Percentage of issued class 0.00005%	**9.** Number of shares/amount of stock disposed N/A	**10.** Percentage of issued class N/A
11. Class of security Ordinary shares of 65 5/19 pence each	**12.** Price per share £6.635	**13.** Date of transaction 1 October 2003	**14.** Date company informed 8 October 2003
15. Total holding following this notification 25,101		**16.** Total percentage holding of issued class following this notification 0.0073%	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	**18.** Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	**20.** Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	**22.** Total number of shares or debentures over which options held following this notification
23. Any additional information	**24.** Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification Peter P Davies (Company Secretary) Date of notification _____ 8 October 2003 _____

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring; UK Listing Authority

www.severntrent.com

Severn Trent Plc (the "Company") has today been informed that, on 8 October 2003, Mr B Duckworth, a director of the Company, acquired 8,528 ordinary shares of 65 $^{5/19}$ pence through an exercise of options under the Company's Share Option Scheme, at an option price of £6.25 per share. Mr Duckworth immediately disposed of 8,528 ordinary shares at a price of £6.785 per share. Following this notification, Mr Duckworth's interests in the ordinary shares of the Company remain unchanged.

www.severntrent.com